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FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersign investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: ESTATE OF HAZINE CHERMON CHERY

Address of Principal Business Office (No. & Street, City, State, Zip Code):

CARE OF 1455 NW 61 ST, UNIT 206
FRB OF ATLANTA
MIAMI, FL 33142

Telephone Number (including area code): 786-554-1588

Name and Address of Agents for Service of Process:

Civilian(s)/Chapiter Resident(s): chery, hazine chermon
(national pursuant to 8 US Code 1101(a)(21) ),
CAF#0312-58277R: Department of Health, Board of Directors:
FL Registrar file No. 109-82-071805/ 109-1982-071805,
Principal Financial and Accounting Officer as transfer agent:

ESTATE OF HAZINE CHERMON CHERY
CARE OF 1455 NW 61 ST, UNIT 206
FRB OF ATLANTA
MIAMI, FL 33142

Yes this Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A.

Pursuant to the requirements of the Investment Company Act of 1940, the undersign registrant does sign this notification of registration on its behalf of the city of MIAMI and state of FLORIDA on the 7TH day of FEBRUARY of 2019.



ESTATE OF HAZINE CHERMON CHERY
Signature /s/ HAZINE C CHERY
Registrant: HAZINE C CHERY CAF# 0312-58277R
Name of Sponsor: FLORIDA
Attest: /s/ dolce, erline
Title: Civilian


MERCHANT-RESIDENT-MASTER-SEAMAN
FL REGISTRAR NO. 109-82-071805
DBA HAZINE CHERMON CHERY
ISOA/ATIMA
CARE OF 1455 NW 61 ST, UNIT 206
BANK CITY: MIAMI, FL 33142
MARKET IDENTIFIER NO. 052115796



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549